UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, March 31, 2020

Not for distribution in the United States of America

Orange issues new bonds for a total notional of 1.5 billion across two tranches: a 7-year 1.250% EUR 750 million bond and a 12-year 1.625% EUR 750 million bond.

Currency	Format	Term	Notional	Coupon	Re-offer spread
EUR	Fixed rate	2027	750 million	1.250%	m/s + 140 bps
EUR	Fixed rate	2032	750 million	1.625%	m/s + 165 bps

Bank of America Securities, BNP Paribas, J.P. Morgan, Morgan Stanley, MUFG and Santander are acting as Bookrunners.

Bank of America Securities and BNP Paribas are acting as Global Coordinators.

With these offerings, Orange pursues its prudent and active balance sheet management.

About Orange

Orange is one of the world s leading telecommunications operators with sales of 42 billion euros in 2019 and 147,000 employees worldwide at 31 December 2019, including 87,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 31 December 2019, including 207 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Olivier Emberger; olivier.emberger@orange.com

Tom Wright; tom.wright@orange.com

CAUTION: NOT FOR DISTRIBUTION IN THE UNITED STATES

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

ORANGE

Date: April 01, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations